IMMEDIATE REPORT IN CONNECTION WITH CHANGES IN THE SHARE
                 HOLDINGS OF AN INTERESTED PARTY
       IN TERMS OF THE REGULATIONS UNDER THE SECURITIES LAW
             [IMMEDIATE AND PERIODICAL REPORTS], 1970

April 3, 2000

The Securities Authority   The Registrar of Companies       The Tel Aviv
Stock Exchange             54 Ahad Ha'am St.                97 Yafo St.
22 Kanfei Nesharim St.     Tel Aviv 65202                   Jerusalem 91007
Jerusalem 95464            --------------                   ---------
---------------            Fax: 03-5105379
Fax: 02-6513940



RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 16/2000)
               COMPANY NO.  52-001414-3

==================================================================================================================================
    INTERESTED PARTY              SECURITY                            DETAILS OF CHANGES IN HOLDING OF SECURITY
==================================================================================================================================
==================================================================================================================================
   NAME OF    IDENTITY    SECURITIES     NAME AND   REASON    DATE OF CHANGE   TRANSACTIONPREVIOUSINCREASE  NEW      PERCENTAGE
 INTERESTED     NUMBER        NO.        TYPE OF      FOR                        VALUE    NUMBER  (+) OR    NUMBER      AFTER
    PARTY                 REGISTERED     SECURITY    CHANGE                               OF      DECREASE  OF       TRANSACTION
                          ON THE TEL    REGISTERED                                        HOLDINGS   (-)    HOLDINGS
                          AVIV STOCK
                           EXCHANGE
==================================================================================================================================
==================================================================================================================================
                                                             DAY  MONTH  YEAR                                       CAPITALVOTING
==================================================================================================================================
==================================================================================================================================
Koor          999900010  0649012       Ordinary       11*     30    03   2000    38,720      0    (+)8,169
Industries                             shares NIS
Ltd.                                   0.001each
==================================================================================================================================
                                                      11*     02    04   2000    36,680      0    (+)23,430
==================================================================================================================================
                                                                                             0    (+)31,599 31,599   0.19
==================================================================================================================================

*Acquisition during regular trading


Shlomo Heller, Adv.

 Legal Counsel




EXHIBIT         DESCRIPTION

   A             A.   Translation from Hebrew to English of an Immediate
                Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 3, 2000, regarding the changes in the share holdings of an interested party.